# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEWTEKONE, INC., CIK 0001587987
CUSIP: 652526203
Title of class of securities: Common Stock, par value $0.02 per share
Address of issuer's principal executive offices: 4800 T-Rex Avenue, Suite 120, Boca Raton, Florida (FL), 33431
Date of event which requires filing of this statement: 02/11/2025
Amends the filing with accession number 0001193125-15-305068
Filed by CIK 0001124485
Persons authorized to receive notices and communications: Barry Sloane, NewtekOne, Inc., 4800 T-Rex Avenue, Suite 120, Boca Raton, Florida (FL), 33431, 212-356-9500; Michael A. Schwartz, Esq., NewtekOne, Inc., 1981 Marcus Avenue, Suite 130, Lake Success, New York (NY), 11042, 212-356-9500

## Reporting persons
- SLOANE, BARRY (CIK 0001124485): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,170,459; shared voting power 193,671; sole dispositive power 1,170,459; shared dispositive power 193,671; aggregate amount beneficially owned 1,364,130 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.02 per share
Name of issuer: NEWTEKONE, INC.
Address of issuer's principal executive offices: 4800 T-Rex Avenue, Suite 120, Boca Raton, Florida (FL), 33431
Comment:
This Schedule 13D (the "Schedule 13D") amends and supplements Amendment No. 10 to Schedule 13D filed on May 15, 2024 ("Am. No. 10 Schedule 13D") relating to the shares of common stock, par value $0.02 per share (the "Shares"), of NewtekOne, Inc. (the "Issuer"). Except as expressly set forth herein, there have been no changes in the information set forth in Am. No. 10 Schedule 13D.

The Reporting Person is filing this Amendment No. 11 to the Schedule 13D to report acquisitions of Shares by Barry Sloane in the open market; the acquisition and disposition of Shares by Barry Sloane pursuant to grants of restricted Shares under the Issuer's 2015 and 2023 Stock Incentive Plans; and the receipt by Barry Sloane of Shares pursuant to regular quarterly dividends declared by the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and resptated in its entirety as follows:

As of the date of this filing on Schedule 13D: Mr. Sloane holds, in the aggregate, 1,364,130 Shares of Common Stock, par value $0.02 per share. Based on information contained in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024, the Issuer had 26,305,056 issued and outstanding Shares. Based on this amount, Mr. Sloane has total voting and dispositive power over 5.19% of the total issued and outstanding Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing on Schedule 13D: Mr. Sloane holds and has sole voting and dispositive power over 1,170,459 Shares and has shared voting and dispositive power over 193,671 Shares owned by The B Sloane Family Foundation, a 501(c)(3) private foundation.

## Signatures
- SLOANE, BARRY: /s/ Barry Sloane, Barry Sloane (02/11/2025)